UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to Rule 13d

Under the Securities Exchange Act of 1934
(Amendment No.   )*

FFP Partners, L.P. (Name of Issuer)
Class A Units (Title of Class of Securities)
302 42 M 106 (CUSIP Number)
November 28, 2000 (Date of Event which Requires Filling of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 302 42 M 106

1.	Names of Reporting Persons. William S. Fagan I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 124,700

	6.	Shared Voting Power 0

	7.	Sole Dipositive Power 124,700

	8.	Shared Dipositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 124,700

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

11.	Percent of Class Represented by Amount in Row (11) 5.58% (1)

12.	Type of Reporting Person IN
(1) Based on 2,234,262 Class A limited partnership units believed to be issued and outstanding as of November 14, 2000.
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Item 1.
(a)	Name of Issuer FFP Partners, L.P.
(b)	Address of Issuer's Principal Executive Offices 2801 Glenda Ave. Fort Worth, Texas 76117-4391

Item 2.
(a)	Name of Person Filing William S. Fagan
(b)	Address of Principal Business Office or, if none, Residence 5201 N. O'Connor Blvd.,Suite 3800 Irving, Texas 77039
(c)	Citizenship Mr. Fagan is a citizen of the United States of America.
(d)	Title of Class of Securities Class A Limited Partnership Units
(e)	CUSIP Number 302 42 M 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);/font>
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 124,700
(b)	Percent of class: 5.58%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 124,700
	(ii)	Shared power to vote or to direct the vote None
	(iii)	Sole power to dispose or to direct the disposition of 124,700
	(iv)	Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction: Dissolution of a group requires a response to this item. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 03, 2001

By:	/s/ William S. Fagan William S. Fagan

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